Exhibit (d)(4)

EXECUTION VERSION

MANAGEMENT AGREEMENT

This Management Agreement (the “Agreement”), dated as of December 20, 2012, is entered into by and among Hotspurs Holdings LLC (the “Company”), and Terry R. Dewitt (“Executive”).

WHEREAS, the Company has entered into an Agreement and Plan of Merger dated December 20, 2012 (the “Merger Agreement”) pursuant to which the Merger Subsidiary, as such term is defined in the Merger Agreement, shall be merged with and into the Company;

WHEREAS, Executive is currently employed by the Company as Senior Vice President & Head of Global Acquisitions;

WHEREAS, the Company desires to continue to employ the Executive after the consummation of the transaction (the “Transaction”) contemplated by the Merger Agreement (the “Closing”) and Executive desires to continue in the employ of the Company after the Closing, in accordance with the terms and conditions set forth herein;

WHEREAS, the rights and obligations of the Company and Employee set forth in this Agreement are effective as of and conditioned upon, the Closing; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive hereby agree as follows:

1.  Agreement to Employ.  Upon the terms and subject to the conditions of this Agreement, the Company hereby continues to employ Executive and Executive hereby accepts continued employment by the Company.

2. Term; Position and Responsibilities.

(a) Term of Employment.  The stated term of this Agreement shall begin on the date on which the Closing occurs (the “Effective Date”) and shall remain in effect until the date which is the third anniversary of the Effective Date unless sooner terminated in accordance with Section 5 hereof (the “Employment Term”).  The period during which Executive is employed pursuant to this Agreement will be referred to as the “Employment Period.”  In the event of Executive’s continued employment by the Company following the expiration of the Employment Term, Executive shall then be employed as an at will employee.  During the Employment Term, Executive shall serve as a member of the Company’s Board of Directors, with voting rights that are proportional to Executive’s ownership percentage of the total outstanding Membership Interests.

(b) Position and Responsibilities.  During the Employment Period, Executive will serve as a Senior Executive of the Company with such duties and responsibilities as are customarily assigned to individuals serving in such position and such other duties and responsibilities consistent with his position and his duties and responsibilities as a Senior Executive, as may be specified by the Company’s Board of Directors from time to time.  During the Employment Period, Executive will devote his undivided loyalty to the Company and devote all of his skill, knowledge and working time (except for (i) reasonable vacation time and absence for sickness or similar disability, and (ii) to the extent that it does not interfere with the performance of Executive’s duties hereunder, (A) such reasonable time as may be devoted to service on boards of directors and the fulfillment of civic responsibilities, and (B) such reasonable time as may be necessary from time to time for personal financial matters), to the conscientious performance of his duties and responsibilities hereunder.  Executive represents that he is entering into this Agreement voluntarily and that, to the best of his knowledge, his employment hereunder and compliance by him with the terms and conditions hereof will not conflict with or result in the breach of any agreement to which he is a party or by which he may be bound.

3.  Compensation.  As compensation for the services to be performed by Executive hereunder, during the Employment Period, the Company will pay Executive, and Executive shall accept as full compensation hereunder, the following:

(a) Base Salary. Executive shall be paid a base salary at an annualized rate of $300,000 per year, which base salary shall hereinafter be referred to as the “Base Salary.”  Executive’s salary shall be payable in accordance with the normal payroll procedures of the Company.

(b) Discretionary Bonus. Executive shall be eligible to receive an annual cash bonus.  The amount and terms of any such annual bonus shall be based on such criteria and subject to such terms and conditions as the Company shall determine from time to time in its sole discretion.

(c)  Equity Incentive Compensation.  Executive shall be eligible for the grants of equity incentive compensation reserved for Senior Managers as described in the Equity Incentive Compensation Term Sheet attached hereto as Attachment A, subject however, in all cases to the terms and conditions thereof, and subject also to the terms and conditions of the applicable limited liability company agreement, including conditions of forfeiture.

(d)  Annual Review of Base Salary. Beginning in 2013, the Company will review Executive’s Base Salary annually, commencing with the first such annual review no later than thirty (30) days prior to the end of each year and, in the sole discretion of the Company, may increase or decrease the Base Salary.

4. Benefits and Perquisites: Expenses.

(a) Benefits and Perquisites.  Executive shall be entitled to participate in the benefit plans provided by the Company for all employees generally, and for executive employees of the Company, as such benefit plans may exist from time to time.  The Company shall be entitled to amend, modify, or terminate such plans in its sole discretion at any time.

(b)  Business Expenses.  The Company will reimburse Executive for reasonable travel, lodging and meal expenses incurred by him in connection with his performance of services hereunder upon submission of information required to be provided under the Company’s policy for reimbursement of business expenses.

(c)  Key Man Life Insurance. The Company reserves the right to purchase key man life insurance on the life of Executive at the Company’s expense, and in such amounts and on such terms as the Company, in its sole discretion, may determine.

5.  Termination of Employment. The employment relationship between Executive and the Company created hereunder shall terminate before the expiration of the stated term of this Agreement upon the occurrence of any one of the following events:

(a)  Death or Permanent Disability. The employment relationship shall be terminated effective upon the death or permanent disability of Executive. However, Executive shall be entitled to leaves of absence from the Company in accordance with the policy of the Company generally applicable to executives for illness or temporary disabilities (which the Company may amend or modify at any time), and his status as an Executive shall continue during such periods.  If Executive is incapacitated due to physical or mental illness and such incapacity prevents Executive from satisfactorily performing his duties for the Company on a full time basis for six (6) months or more, Executive shall be deemed to have experienced a permanent disability and the Company may terminate this Agreement upon thirty (30) days written notice.  Upon Executive’s death or termination of employment by reason of permanent disability, Executive’s outstanding Membership Interests shall become 100% vested and subject to repurchase by the Issuer from Executive, or from Executive’s estate, as applicable, at the then-current fair market value of such Membership Interests, as more particularly described in the applicable limited liability company agreement.

(b)  Termination for Cause. The Company shall have the option to terminate the Executive’s employment during the Employment Period, effective upon written notice of such termination to the Executive, for Cause as determined by the Company’s controlling shareholder or the Company’s Board of Directors. For purposes of this Agreement, termination for “Cause” shall mean termination of Executive’s employment by the Board of Directors upon the occurrence of any of the following events:

i.  Any act of fraud, dishonesty, misappropriation or embezzlement by Executive with respect to any aspect of the Company’s business;

ii.  The breach by Executive of any provision of Sections 2 or 7 of this Agreement (including but not limited to a refusal to follow lawful directives of the person to whom Executive reports or the superiors of the person to whom Executive reports which are not inconsistent with the duties of Executive’s position and the provisions of this Agreement); provided that Executive fails to cure the breach in all material respects within thirty (30) days after written notice thereof from the Board or its designee;

iii.  The conviction of Executive by a court of competent jurisdiction of a felony or a crime involving moral turpitude;

iv.  The intentional failure by Executive to perform in all material respects his duties and responsibilities (other than as a result of death or disability) and the failure of Executive to cure the same in all material respects within thirty (30) days after written notice thereof from the Board or its designee;

v.  The illegal use of drugs by Executive during the term of this Agreement that, in the determination of the Company, substantially interferes with Executive’s performance of his duties hereunder;

vi.  Acceptance of employment with any employer other than the Company, except (A) upon written permission of the Board, or (B) after termination of the Employment Period;

vii.  Executive’s gross negligence or gross misconduct in the performance of Executive’s duties;

viii. Willful conduct by Executive that is materially detrimental, monetarily or otherwise, to the Company or its affiliates;

ix.  Executive’s chronic absenteeism that is not permitted or excused; or

x. A material breach by Executive of his fiduciary duties to the Company in circumstances where Executive knew or reasonably should have known, that his actions or omissions would constitute  or result in a material breach of his fiduciary duties to the Company.

The Company shall provide Executive with a written notice of termination for Cause, which can be provided on the date of termination. In the event Executive’s employment is terminated for Cause hereunder, Executive shall be entitled to the compensation provided in Section 6(a) below but shall not be entitled to the compensation provided in Section 6(b) below.

(c)  Termination by the Company with Notice.  The Company may terminate this Agreement and Executive’s employment (i) without Cause at any time upon sixty (60) days written notice to Executive, and (ii) upon expiration of the Employment Term; provided, however, that upon such termination or expiration of the Employment Term accompanied by the Company’s termination of Executive’s employment, Executive shall be entitled to compensation as provided in Sections 6(a) and (b) below.

(d)  Termination by Executive for Good Reason.  Executive shall be entitled to terminate this Agreement at any time for Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events:

i.  Without his express written consent, the assignment of Executive to a  position functionally and materially inferior to his position with the Company on the date of this Agreement;

ii.  The change of the location where Executive is based to a location which is more than fifty (50) miles from his present location without Executive’s written consent;

iii.  A reduction by the Company in Executive’s Base Salary as in effect on the date hereof, unless such reduction is (i) a proportionate reduction of the compensation of Executive and all other senior officers of the Company as a part of a company-wide effort to enhance the financial condition of the Company, and (ii) consented to by Executive in writing; or

iv.  Any other material breach by the Company of its obligations under this Agreement.

Executive shall give the Company thirty (30) days notice of an intent to terminate this Agreement for “Good Reason” as defined in this Section 5(d), and provide the Company with thirty (30) days after receipt of such notice from Executive to remedy the alleged violation of this Subsection  5(d).  In the event the Company fails, within the thirty (30) day period provided to the Company, to remedy the circumstances alleged to constitute “Good Reason,” as defined in this Section 5(d), Executive must exercise his right to terminate this Agreement for “Good Reason” within ninety (90) days of the alleged violation; if Executive fails to do so, he will be deemed to have waived his right to resign for Good Reason with respect to such alleged violation.  In the event Executive terminates his employment for Good Reason hereunder, Executive shall be entitled to the compensation provided in Sections 6(a) and (b) below.

(e)  Termination by Executive with Notice.  Executive may terminate this Agreement without Good Reason at any time upon sixty (60) days written notice to the Company, during which period Executive shall be required to perform all of the services for the Company required by this Agreement, and Executive may elect not to renew the Employment Term, in accordance with a Non-Renewal Notice given under Section 2(a); provided, however, that upon such termination or non-renewal, Executive shall be entitled to compensation as provided in Section 6(a) below, but Executive shall not be entitled to the compensation provided in Section 6(b) below.

Upon Executive’s termination of employment by the Company for whatever reason, he shall be deemed to have resigned from all offices Executive then holds with the Company or any of its affiliates and Executive agrees that he shall provide such letters of resignation from such offices as the Company may request.  Executive agrees that both prior to and after the date on which Executive’s employment with the Company terminates, Executive shall cooperate with the Company in transferring all information on business matters that Executive handled during his Employment and further cooperate with the Company to insure an orderly transition of his duties and responsibilities at the Company.

6.  Compensation upon Termination.  Upon the termination of Executive’s employment under this Agreement before the expiration of the Employment Term (the “stated term”), Executive shall be entitled to the following:

(a)  Compensation upon Termination for Any Reason.  Upon termination of Executive’s employment during the Employment Period before the expiration of the stated term hereof for any reason (including death or permanent disability), Executive shall be entitled to:

i. Salary. The Base Salary earned by him before the effective date of termination as provided in Section 3(a) hereof (including salary payable during any applicable notice period), prorated on the basis of the number of full days of service rendered by Executive during the salary payment period to the effective date of termination;

ii. Vacation Benefits. Any accrued, but unpaid, vacation benefits; and

iii. Unreimbursed Business Expenses. Any previously authorized but unreimbursed business expenses.

Notwithstanding the foregoing, with respect to any outstanding Membership Interests or outstanding awards under other plans or programs in which Executive is participating at the time of termination of his employment, Executive’s rights and benefits to any such outstanding interests or awards shall be determined in accordance with the terms, conditions, and limitations of the applicable plan or arrangement.

(b)  Additional Compensation and Benefits upon Termination by the Company without Cause or With Notice or by Executive for Good Reason.  If Executive’s employment hereunder terminates without “Cause” (as defined in Section 5(b) above) pursuant to Section 5(c) above, or for “Good Reason” (as defined in Section 5(d) above), or upon expiration of this Agreement accompanied by the Company’s termination of Executive’s employment, the Company shall, upon Executive’s timely execution of a general release of claims in favor of the Company, its subsidiaries, affiliates, and officers, directors, employees, and shareholders (the “Release”), and upon such Release becoming effective and irrevocable, provide to Executive in addition to the amounts set forth in Subsection 6(a) above:

i. a cash payment equal to 100% of his Base Salary; and

ii. if at the time of his termination, Executive and/or his eligible dependents are covered under a group health plan of the Company, a single sum cash payment equal to 140% of the aggregate premiums (both the employer and employee portions) for six months coverage under the group health plan under which Executive and/or his eligible dependents are covered at the time of Executive’s termination, based upon the premium cost in effect at the time of Executive’s termination and taking into account any announced increases in premium costs.

The Release shall be in such form and contain such provisions as the Company shall reasonably determine and must become both effective and irrevocable by Executive within the sixty (60) day period immediately following Executive’s termination of employment.  Upon the Release becoming effective and irrevocable within such sixty (60) day period, subject to Section 24(b) of this Agreement, the Company shall commence to pay the severance amounts referenced in Section 6(b)(i) in equal semi-monthly installments for a period of twelve (12) months (“Severance Period”) in accordance with the Company’s regular payroll practices and shall pay the amount referenced in Section 6(b)(ii); provided however, that if the aforementioned sixty (60) day period spans two calendar years, the payment of the severance installments referenced in Section 6(b)(i) shall commence no earlier than January 1 of the second calendar year.

Executive shall have no obligation to mitigate any severance obligation of the Company under this Agreement by seeking new employment. The Company shall not be entitled to set off or reduce any severance payments owed to Executive under this Agreement by the amount of earnings or benefits received by Executive in future employment. The provisions of Sections 5, 6 and 7 hereof shall survive the termination of the employment relationship hereunder and this Agreement.  Notwithstanding the foregoing, with respect to any outstanding Membership Interests or outstanding awards under other plans or programs in which Executive is participating at the time of termination of his employment, Executive’s rights and benefits to any such outstanding interests or awards shall be determined in accordance with the terms, conditions, and limitations of the applicable plan or arrangement.

(c)  Penalty for Breach of Covenants. If, during the Severance Period, Executive is in material breach of his post-employment covenants contained in Section 7 of this Agreement, the Company shall not be obligated to pay any severance payments referenced herein, the Company’s severance obligations shall be forfeited, terminate, and expire, and the Company shall have no further obligations to Executive hereunder from and after the date of such breach and shall have all other rights and remedies available under this Agreement or any other agreement and at law or in equity; provided that Executive fails to cure the breach in all material respects within thirty (30) days after written notice thereof from the Board or its designee.

7.  Protective Covenants.  Executive recognizes that his employment by the Company is one of the highest trust and confidence because (i) Executive has become and in the future will become familiar with additional critical aspects of the Company’s business during the period of his employment with the Company, (ii) the Company has provided and will additionally provide to Executive information during his employment by the Company which is proprietary, confidential and/or trade secret information and is of special and peculiar value to the Company, and (iii) if any such proprietary, confidential and/or trade secret information, save and except such information in the public domain or information commonly known in the industry, were imparted to or became known by any person, including Executive, engaging in a business in competition with that of the Company, hardship, loss and irreparable injury and damage could result to the Company, the measurement of which would be difficult if not impossible to ascertain. Executive further acknowledges that the Company has developed and will continue to develop unique concepts, portfolio acquisition strategies, senior and junior financing arrangements and strategies, direct equity investment strategies, sales presentations, marketing programs, marketing strategies, business practices and strategies, investment practices and strategies, methods of operation, pricing information, cost information, trademarks, licenses, technical information, proprietary information, computer software programs, tapes and disks concerning its operations systems, client lists, client leads, documents identifying past, present and future clients, client profile and preference data, hiring and training methods, investment policies, financial and other confidential, proprietary and/or trade secret information concerning its operations and expansion plans (“Confidential Information,” which term shall not include information that becomes publicly available through no fault of Executive). Therefore, Executive agrees that it is necessary for the Company to protect its business and that of its affiliates from such damage, and Executive further agrees that the following covenants constitute a reasonable and appropriate means, consistent with the best interest of both Executive and the Company, to protect the Company or its affiliates against damage due to loss or disclosure of Confidential Information and shall apply to and be binding upon Executive as provided herein; provided, however, that the parties agree that neither information concerning the Executive’s professional contacts as of the date of this Agreement nor the Executive’s general knowledge of distressed loan and business investing shall be deemed to be Confidential Information:

(a)  Confidential Information. The Company agrees to provide Executive with some or all of its Confidential Information (as defined above) during the term of this Agreement. Executive recognizes that his position with the Company is one of the highest trust and confidence by reason of Executive’s access to and contact with certain Confidential Information of the Company. Executive agrees and covenants that, except as may be required by the Company in connection with this Agreement, or with the prior written consent of the Company, Executive shall not, either during the term of this Agreement or at any time thereafter, directly or indirectly, use for Executive’s own benefit or for the benefit of another, or disclose, disseminate, or distribute to another, except as directed by the Company or as required for the performance of Executive’s duties on behalf of the Company, any Confidential Information (whether or not acquired, learned, obtained, or developed by Executive alone or in conjunction with others) of the Company or of others with whom the Company has a business relationship, provided, however that this restriction shall not apply to truthful testimony given under oath in a legal proceeding by Executive that is required to be disclosed by law, order or regulation of a court or tribunal or government authority if Executive provides timely notice of such legal requirement or subpoena to the Company. All Confidential Information, and all memoranda, notes, records, drawings, documents, or other writings whatsoever made, compiled, acquired, or received by Executive at any time during his employment with the Company, including during the term of this Agreement, arising out of, in connection with, or related to any activity or business of the Company, including, but not limited to, the clients, suppliers, or others with whom the Company has a business relationship, the arrangements of the Company with such parties, and the pricing and expansion policies and strategy of the Company, are, and shall continue to be, the sole and exclusive property of the Company.  Executive represents and warrants that, to the best of his knowledge, he is not bound by any agreement with any prior employer or other party that will be breached by execution and performance of this Agreement, or which would otherwise prevent him from performing his duties with the Company as set forth in this Agreement. Executive represents and warrants that he has not retained any copies of proprietary or confidential information of any prior employer or other party, and he will not use or rely on any confidential and proprietary information of any prior employer or other party in carrying out his duties for the Company.

(b)  Covenant Not to Compete. In consideration of the numerous mutual promises and agreements contained in this Agreement between the Company and Executive, including, without limitation, those involving Confidential Information, and in order to protect the Company’s Confidential Information and to reduce the likelihood of irreparable damage which would occur in the event such information is provided to or used by a competitor of the Company, and subject to the Company’s payment when due of the amounts specified in Sections 6(a) and 6(b), Executive agrees that he will not, during his employment and for an additional period of twelve (12) months immediately following the termination of his employment for any reason (the “Noncompetition Term”), directly or indirectly, either through any form of ownership or as an individual, director, officer, principal, agent, employee, adviser, consultant, shareholder, partner, member, or in any individual or representative capacity whatsoever, without the prior written consent of the Company (which consent the Company shall not unreasonably withhold), (i) compete for or solicit business for or on behalf of any person or business entity operating a specialty financial services company providing similar services and employing acquisition and loan servicing strategies similar to those provided by the Company with a place of business in any state in the United States; (ii) own, operate, participate in, undertake any employment with or have any interest in any entity with a place of business in any state in the United States related to the operation of a specialty financial services company providing similar services and employing acquisition and loan servicing strategies similar to those provided by the Company, except that Executive may own publicly traded stock for investment purposes only in any company in which Executive owns less than 5% of the voting equity, (iii) compete for or solicit business related to the operation of a specialty financial services company providing similar services to those provided by the Company from any client of the Company (or its successors by merger); or (iv) use in any competition, solicitation, or marketing effort any Confidential Information, any proprietary list, or any information concerning clients of the Company.

Executive hereby acknowledges that the geographic boundaries, scope of prohibited activities and the duration of the provisions of this Section 7 are reasonable and are no broader than are necessary to protect the legitimate business interests of the Company. This noncompetition provision shall survive the termination of Executive’s employment and can only be revoked or modified by a writing signed by the parties that specifically states an intent to revoke or modify this provision. Executive acknowledges that the Company would not employ him or provide him with access to its Confidential Information but for his covenants or promises contained in this Section.

The Company and Executive agree and stipulate that the agreements and covenants not to compete contained in this Section 7 are fair and reasonable in light of all of the facts and circumstances of the relationship between Executive and the Company; however, Executive and the Company are aware that in certain circumstances courts have refused to enforce certain terms of agreements not to compete. Therefore, in furtherance of, and not in derogation of the provisions of this Section 7, the Company and Executive agree that in the event a court should decline to enforce any term or terms of any of the provisions of this Section 7, this Section 7 shall be deemed to be modified or reformed to restrict Executive’s competition with the Company or its affiliates to the maximum extent, as to time, geography and business scope, which the court shall find enforceable; provided, however, that in no event shall the provisions of this Section 7 be deemed to be more restrictive to Executive than those contained herein.

Executive agrees that during the Noncompetition Term, he shall immediately notify the Company in writing of any employment, work or business he undertakes with or on behalf of any person (including himself) or entity.

(c)  Non-Solicitation.  Executive agrees that during his employment, and for a period of eighteen (18) months following the termination of his employment by the Company for whatever reason, that he shall not, whether directly or indirectly, and whether in his individual capacity or on behalf of any partnership, limited partnership, corporation or other entity or business with which he is in any way affiliated, including, without limitation, as a partner, limited partner, member, director, officer, shareholder, employee, or agent of any such entity or business, (i) request, induce or attempt to influence, directly or indirectly, any employee of the Company to terminate his or her employment with the Company or (ii) employ any person who as of the date of this Agreement was, or after such date is, an employee of the Company; provided that the foregoing restrictions shall not apply to general employment solicitations not directed at Company employees or the hiring of any former employee of the Company who was not solicited to leave or induced to leave the employment of the Company by Executive.  Executive further agrees that during the period beginning with the commencement of Executive’s employment with the Company and ending eighteen (18) months after the termination of Executive’s employment with the Company, for whatever reason, he shall not, directly or indirectly, as an individual, employee, agent, consultant, stockholder, director, partner or in any other individual or representative capacity of the Company or of any other person, entity or business, solicit or encourage any present supplier, contractor, partner or investor of the Company to terminate, limit or otherwise alter his, her or its relationship with the Company.

(d)  Work Product.  For purposes of this Section 7, “Work Product” shall mean all intellectual property rights, including all trade secrets, U.S. and international copyrights, patentable inventions, discoveries and other intellectual property rights in any programming, design, documentation, technology, or other work product that is created in connection with Executive’s work. In addition, all rights in any preexisting programming, design, documentation, technology, or other Work Product provided to the Company during Executive’s employment shall automatically become part of the Work Product hereunder, whether or not it arises specifically out of Executive’s “Work.” For purposes of this Agreement, “Work” shall mean (i) any direct assignments and required performance by or for the Company, and (ii) any other productive output that relates to the business of the Company and is produced during the course of Executive’s employment or engagement by the Company. For this purpose, Work may be considered present even after normal working hours, away from the Company’s premises, on an unsupervised basis, alone or with others. Unless otherwise approved in writing by the Board, this Agreement shall apply to all Work Product created in connection with all Work conducted before or after the date of this Agreement.

The Company shall own all rights in the Work Product. To this end, all Work Product shall be considered work made for hire for the Company. If any of the Work Product may not, by operation of law or agreement, be considered Work made by Executive for hire for the Company (or if ownership of all rights therein do not otherwise vest exclusively in the Company immediately), Executive agrees to assign, and upon creation thereof does hereby automatically assign, without further consideration, the ownership thereof to the Company. Executive hereby irrevocably relinquishes for the benefit of the Company and its assigns any moral rights in the Work Product recognized by applicable law. The Company shall have the right to obtain and hold, in whatever name or capacity it selects, copyrights, registrations, and any other protection available in the Work Product.

Executive agrees to perform upon the request of the Company, during or after Executive’s Work or employment, such further acts as may be necessary or desirable to transfer, perfect, and defend the Company’s ownership of the Work Product, including by (i) executing, acknowledging, and delivering any requested affidavits and documents of assignment and conveyance, (ii) obtaining and/or aiding in the enforcement of copyrights, trade secrets, and (if applicable) patents with respect to the Work Product in any countries, and (iii) providing testimony in connection with any proceeding affecting the rights of the Company in any Work Product. In the event that Executive is required to perform the services described in this paragraph after his employment with the Company has terminated, Executive will be reasonably compensated for actual time spent providing such services. Executive warrants that, to the best of his knowledge, his Work for the Company does not and will not in any way conflict with any obligations Executive may have with any prior the Company or contractor. Executive also agrees, to the best of his ability, to develop all Work Product in a manner that avoids even the appearance of infringement of any third party’s intellectual property rights.

(e)  Non-Solicitation of Clients.  During the period of Executive’s employment and, as a condition to receiving severance pay thereafter during the Non-Competition Term, Executive shall not, during the Non-Competition Term, directly or indirectly, solicit or otherwise attempt to establish for himself or any other person, firm or entity any business relationship with any person, firm or entity which, at any time during the twenty-four month period preceding the date of Executive’s termination of employment, was a client of the Company or any of its affiliates except during Executive’s employment with the Company.

(f)  Return of Property. In the event of the termination of Executive’s employment for any reason, Executive will deliver to the Company all nonpersonal documents and data of any nature and in whatever medium pertaining to Executive’s employment with the Company, or any of its subsidiaries or affiliates and he will not take with him any such property, documents or data of any description or any reproduction thereof, including summaries or notes regarding same, or any documents containing or pertaining to any Proprietary Information.  Executive will also deliver to the Company all other property of the Company in Executive’s possession, including but not limited to, computer equipment, cell phones, Company business cards, building passes, portable storage devices, and Company credit cards.

(g)  Survival of Covenants.  Each covenant of Executive set forth in this Section 7 shall survive the termination of this Agreement and Executive’s employment for any reason and shall be construed as an agreement independent of any other provision of this Agreement, and the existence of any claim or cause of action of Executive against the Company whether predicated on this Agreement or otherwise, excluding any claim of Executive against the Company for nonpayment of any amount payable to Executive, shall not constitute a defense to the enforcement by the Company of said covenant. No modification or waiver of any covenant contained in this Section 7 shall be valid unless such waiver or modification is approved in writing by the Board.

Executive hereby acknowledges that Executive’s agreement to be bound by the protective covenants set forth in this Section 7 was a material inducement for the Company entering into this Agreement, agreeing to pay Executive the compensation and benefits set forth herein, and providing Executive with the Company’s Confidential Information and other proprietary information.

8. Enforcement of Covenants.

(a)  Injunctive Relief.  Executive acknowledges and agrees that the covenants, obligations and agreements of Executive contained in Section 7 relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law. Therefore, Executive agrees that the Company will be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain Executive from committing any violation of the covenants, obligations or agreements referred to in this Section 8. These injunctive remedies are cumulative and in addition to any other rights and remedies the Company may have. The Company and Executive hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of the city of the Company’s headquarters and the Federal courts of the United States of America, in each case located in (or located nearest to) the city of the Company’s headquarters, solely in respect of the injunctive remedies set forth in this Section and the interpretation and enforcement of Section 7 solely insofar as such interpretation and enforcement relate to an application for injunctive relief in accordance with the provisions of this Section, and the parties hereto hereby irrevocably agree that (i) the sole and exclusive appropriate venue for any suit or proceeding relating solely to such injunctive relief shall be in such a court, (ii) all claims with respect to any application solely for such injunctive relief shall be heard and determined exclusively in such a court, (iii) any such court shall have exclusive jurisdiction over the person of such parties, subject to proper service being made on such parties, and over the subject matter of any dispute relating to an application solely for such injunctive relief, and (iv) each party, subject to proper service being made on such party, hereby waives any and all objections and defenses based on forum, venue or personal or subject matter jurisdiction as they may relate to an application solely for such injunctive relief in a suit or proceeding brought before such a court in accordance with the provisions of this Section 8. For purposes of this Section 8, the headquarters of the Company shall be deemed to be located in Waco, McLennan County, Texas.

(b)  Forfeiture of Severance Payments.  Executive agrees that receipt of severance pay under Section 6 is conditioned upon Executive’s observance of the covenants contained in Section 7. Executive further agrees that in the event of his failure to observe the provisions of Section 7, (i) Executive shall forfeit the right to receive any portion of any bonus, and (ii) the Company shall be entitled to discontinue further severance payments under Section 7, provided that Executive fails to cure the breach in all material respects within thirty (30) days after written notice thereof from the Board or its designee.

9.  Entire Agreement.  Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and all promises, representations, understandings, arrangements and prior agreements relating to such subject matter (including those made to or with Executive by any other person or entity) are merged herein and superseded in their entirety hereby.

10. Indemnification.  The Company shall indemnify and advance expenses to the Executive (whether or not a governing person) to the extent permitted by Sections 8.101, 8.102, 8.103, 8.104 and 8.105 of the Texas Business Organization Code (the “TBOC”); provided, however, the foregoing indemnification does not include any claims made by previous employers.

11.  Miscellaneous.

(a)  Binding Effect.  This Agreement shall be binding on and inure to the benefit of the Company and its successors and permitted assigns. This Agreement shall also be binding on and inure to the benefit of Executive and his heirs, executors, administrators and legal representatives.

(b)  Taxes.  The Company may withhold from any payments made under the Agreement, whether payable in cash or in property and from any other compensation payable to Executive by the Company, all federal, state, city or other applicable taxes as shall be required pursuant to any law, governmental regulation or ruling.

12.  Cooperation with Proceedings; Non-Disparagement.

(a)  Cooperation with Proceedings.  Executive agrees that both during his employment with the Company and after his employment with the Company terminates, Executive will assist and cooperate with the Company and its attorneys in connection with any proceeding brought against or by the Company or any of its affiliates, or in connection with any investigation of the Company or any of its affiliates, and such assistance and cooperation shall take place at reasonable times and on reasonable notice, at times and places mutually convenient to Executive and the Company.

(b)  Non-Disparagement.  Executive agrees not to make any statements that disparage the reputation of the Company, its products, services or employees.  Following Executive’s termination of employment, the Company agrees to instruct its directors, officers, and senior executives not to make any statements that disparage the reputation of Executive.  Each of the Company and Executive further acknowledges and agrees that any breach or violation of this non-disparagement provision shall entitle the Company and Executive to seek injunctive relief to prevent any future breaches of this provision and/or to sue the other party under the provisions of this Agreement for the immediate recovery of any damages caused by such breach.  Nothing in this Section 12(b) is intended to prevent either party from making good faith adverse comments, critiques, or criticisms of the other’s performance during the Employment Term, including, in the case of comments by the Company with respect to Executive, in oral and written performance evaluations.

13.  Assignment.  This Agreement is personal to Executive and may not be assigned in any way by Executive without the prior written consent of the Company.  This Agreement shall not be assignable or delegable by the Company, other than to an affiliate of the Company; provided, however, that in the event of the acquisition, merger or consolidation of the Company, the obligations of the Company hereunder shall be binding upon the surviving or resulting entity of such acquisition, merger or consolidation. The rights and obligations under this Agreement shall inure to the benefit of and shall be binding upon the heirs, legatees, administrators and personal representatives of Executive and upon the successors, representatives and assigns of the Company.

14.  Severability and Reformation.  The parties hereto intend all provisions of this Agreement to be enforced to the fullest extent permitted by law. If, however, any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future law, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof, and the remaining provisions shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance. In lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible, and the Company and Executive hereby request the court to whom disputes relating to this Agreement are submitted to reform the otherwise unenforceable covenant in accordance with this Section 14.

15.  Notices.  All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight delivery service, cable, telegram, facsimile transmission or telex to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to the Company:

Hotspurs Holdings LLC
8500 Normandale Lake Blvd.
Suite 1500
Minneapolis, MN 55437
Attn:  Jeffrey Thuringer
Fax Number:  (952) 893-9613

If to Executive:

Mr. Terry DeWitt

6400 Imperial Drive

Waco, TX 76712

Notice so given shall, in the case of notice so given by mail, be deemed to be given and received on the fourth calendar day after posting, in the case of notice so given by overnight delivery service, on the date of actual delivery and, in the case of notice so given by cable, telegram, facsimile transmission, telex or personal delivery, on the date of actual transmission or, as the case may be, personal delivery.

16.  Further Acts. Whether or not specifically required under the terms of this Agreement, each party hereto shall execute and deliver such documents and take such further actions as shall be necessary in order for such party to perform all of his or its obligations specified herein or reasonably implied from the terms hereof.

17.  Publicity and Advertising. Executive agrees that the Company may use his name, picture, or likeness for any advertising, publicity or other business purpose at any time, during the term of this Agreement and may continue to use materials generated during the term of this Agreement for a period of six months thereafter. Such use of Executive’s name, picture, or likeness shall not be deemed to result in any invasion of Executive’s privacy or in violation of any property right Executive may have; and Executive shall receive no additional consideration if his name, picture or likeness is so used. The Executive further agrees that any negatives, prints or other material for printing or reproduction purposes prepared in connection with the use of his name, picture or likeness by the Company shall be and are the sole property of the Company.

18.  GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS (RULES) OR CHOICE OF LAWS (RULES) THEREOF.

19.  Venue. The exclusive venue for all suits or proceedings arising from or related to this Agreement shall be in a court of competent jurisdiction in McLennan County, Texas.

20.  Amendment. This Agreement may not be altered, amended, or rescinded, nor may any of its provisions be waived, except by an instrument in writing signed by both parties hereto or, in the case of an asserted waiver, by the party against whom the waiver is sought to be enforced. Any modification of this Agreement may only be signed on behalf of the Company by an authorized director of the Company and approved by the Board.

21.  Counterparts. This Agreement may be executed in counterparts, with the same effect as if both parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

22.  Headings. The section and other headings contained in this Agreement are for the convenience of the parties only and are not intended to be a part hereof or to affect the meaning or interpretation hereof.

23.  Attorney Fees. In the event that any legal proceeding is commenced in relation to this Agreement, the unsuccessful party in the action shall pay to the successful party the successful party’s reasonable attorney’s fees, in addition to all other sums that either party may be called on to pay.

24.  Section 409A — General.  This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder.

(a)  Definitional Restrictions.  Notwithstanding anything in this Agreement to the contrary, no payment that is due upon Employee’s termination of employment shall be made unless and until Employee has incurred a “separation from service,” as defined under Treas. Reg. Section 1.409A-1(h).

(b)  Six-Month Delay in Certain Circumstances.  Notwithstanding any other provision of this Agreement, if Employee is a Specified Employee (as defined below) at the time of termination of employment, then, to the extent that payments and benefits under this Agreement constitute “deferred compensation” under Section 409A of the Code and are not eligible for any exemption thereunder

(“Non-Exempt Deferred Compensation”), and payment of cash or provision of his benefits is pursuant to a termination of employment, then:

(i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following Employee’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following Employee’s separation from service (or, if Employee dies during such period, within 30 days after Employee’s death) (in either case, the “Required Delay Period”); and

(ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

For purposes of this Agreement, the term “Specified Employee” has the meaning given such term in Treas. Reg. Section 1.409A-1(i).

(c)  Treatment of Installment Payments.  Each payment of termination benefits under Section 6(a) of this Agreement, including, without limitation, each installment payment, shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

(d)  Timing of Reimbursements and In-kind Benefits.  If Employee is entitled to be paid or reimbursed for any taxable expenses under Section 4, and such payments or reimbursements are includible in Employee’s federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred, and no right of Employee to reimbursement of such expenses.

(e)  Permitted Acceleration.  The Company shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Employee of deferred amounts, provided that such distribution meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).

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[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first indicated above.

COMPANY:

HOTSPURS HOLDINGS LLC

By:	/s/ Jason R. Spaeth

Name:	Jason R. Spaeth

Title:	President and Chief Executive Officer

EXECUTIVE:

TERRY R. DEWITT

/s/ Terry R. Dewitt

Exhibit A

Term Sheet
Equity Incentive Compensation

Issuer	Hotspurs Holdings LLC

Capital Structure	One series of Limited Liability Company Membership Interests

Anticipated Total Senior Manager Membership Interest Participation

(i).       On the closing date of the Merger, the senior manager of Hotspurs (the “Senior Manager) will initially receive 1 2/3% of the total Limited Liability Company Membership Interests of the Issuer (the “Membership Interests”), such Membership Interests to be treated as a pari passu interest in the Company

(ii).      If Värde Partners, Inc. or its affiliated funds (collectively, “Värde”) achieve an XIRR, as used in Microsoft Excel, of 12% on Värde’s initial equity investment and any of its future cash infusions in Hotspurs, then the Membership Interests of the Senior Manager will increase to 3 1/3% of the total Membership Interests

(iii).     The XIRR, as used in Microsoft Excel, will be calculated on the dates on which cash inflows (Värde’s initial equity investment and any of its future cash infusions in Hotspurs) and cash outflows (dividends paid to Membership Interest holders) occur

Membership Interest Buyback/Forfeiture

(i).       If Hotspurs terminates the Senior Manager for cause, at any time, then all of his Membership Interests will be automatically and immediately forfeited and returned to the Issuer

(ii).      If Hotspurs terminates the Senior Manager for any reason, other than cause, at any time, then all of his Membership Interests will be subject to repurchase by the Issuer at the then-current fair market value of such Membership Interests as determined using mutually agreed upon cash outflows and a discount rate of 15%

(iii).     If the Senior Manager terminates his employment with Hotspurs for (a) good reason before the third anniversary of the closing date of the Merger or (b) any reason after the third anniversary of the closing date of the Merger, then all of his Membership Interests will be subject to repurchase by the Issuer at the then-current fair market value of such Membership Interests as determined using mutually agreed upon cash outflows and a discount rate of 15%; if such Membership Interests are not repurchased, Senior Manager will continue to receive cash distributions subject to his undisturbed pari passu Membership Interests in the Company

(iv).    If the Senior Manager terminates his employment with Hotspurs other than for good reason before the third anniversary of the closing date of the Merger, then all of his Membership Interests will be automatically and immediately forfeited and returned to the Issuer

(v).     In the event of the Senior Manager’s death or termination of employment due to disability, then all of his outstanding Membership Interests will become fully vested and subject to repurchase by the Issuer at the then-current fair market value of such Membership Interests as determined using mutually agreed upon cash outflows and a discount rate of 15%; if such Membership Interests are not repurchased, Senior Manager or Senior Manager’s estate, as applicable, will continue to receive cash distributions subject to his undisturbed pari passu Membership Interests in the Company

Board of Directors and Voting Rights

Each Senior Manager shall serve as a member of the Company’s Board of Directors during the Senior Manager’s employment term. The voting rights granted to each Director will be proportional to the Director’s ownership percentage of the total outstanding Membership Interests.

Sale of Issuer	Membership Interests will be subject to customary “drag-along”, “tag-along” rights and other similar obligations in connection with a sale of Issuer

Transferability of Membership Interests	Membership Interests are non-transferable except in limited circumstances relating to certain estate planning transfers

Limited Liability Company Agreement	Membership Interests will be subject in all respects to the terms of a Limited Liability Company Agreement, which the Senior Manager will be required to execute